Exhibit 2

MIND C.T.I. LTD.

(An Israeli Corporation)

2008 CONSOLIDATED FINANCIAL STATEMENTS

MIND C.T.I. LTD.

(An Israeli Corporation)

2008 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($) in thousands.

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

MIND C.T.I. LTD.

We have audited the consolidated balance sheets of MIND C.T.I. Ltd. (the “Company”) and its subsidiaries as of December 31, 2008 and 2007 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Kesselman & Kesselman

Tel-Aviv, Israel	Kesselman & Kesselman
March 9, 2009	Certified Public Accountants (Isr.)

MIND C.T.I. LTD.
CONSOLIDATED BALANCE SHEETS

	December 31
	2008	2007
	U.S. dollars in thousands

A s s e t s
CURRENT ASSETS (note 10):
Cash and cash equivalents (note 10a)	$9,722	$12,390
Accounts receivable (note 10b):
Trade	3,823	4,967
Other	275	156
Prepaid expenses	36	166
Deferred charges	124
Deferred income taxes (note 9e)	44	131
Inventories	36	44

T o t a l current assets	14,060	17,854

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Long-term investment (note 10c)	941	5,113
Deferred charges	467
Other (note 10d)	726	968
PROPERTY AND EQUIPMENT, net of accumulated
depreciation and amortization (note 3)	1,287	1,616
INTANGIBLE ASSETS, net of accumulated amortization (note 5)	917	1,951
GOODWILL (note 4)	5,965	10,224

T o t a l assets	$24,363	$37,726

Liabilities and shareholders' equity
CURRENT LIABILITIES (note 10):
Accounts payable and accruals:
Trade	$466	$741
Other (note 10e)	1,720	2,406
Deferred revenues (note 10f)	1,911	1,053
Advances from customers	295	213

T o t a l current liabilities	4,392	4,413

LONG-TERM LIABILITIES:
Deferred revenues (note 10f)	239
Employee rights upon retirement (note 6)	1,298	1,504

T o t a l long-term liabilities	1,537	1,504

T o t a l liabilities	5,929	5,917

COMMITMENTS AND CONTINGENT LIABILITIES (note 7)
SHAREHOLDERS' EQUITY (note 8):
Share capital - ordinary shares of
NIS 0.01 par value (authorized as of December 31, 2008
and 2007 - 88,000,000 shares; issued as of December 31, 2008 and 2007 - 21,594,010 shares; outstanding:
as of December 31, 2008 - 19,494,010 shares;
as of December 31, 2007 - 21,594,010 shares)	54	54
Additional paid-in capital	53,742	57,880
Differences from translation of foreign currency
financial statements of a subsidiary	(1,324)	(141)
Accumulated deficit	(32,407)	(25,984)
Treasury shares (as of December 31, 2008- 2,100,000 shares)	(1,631)

T o t a l shareholders' equity	18,434	31,809

T o t a l liabilities and shareholders' equity	$24,363	$37,726

/s/ Amnon Neubach	/s/ Monica Eisinger

Amnon Neubach Director	Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2008	2007	2006
	U.S. dollars in thousands, except per share data

REVENUES (note 11a):
Sales of licenses	$6,191	$5,903	$8,467
Services	13,282	12,544	11,593

	19,473	18,447	20,060
COST OF REVENUES	5,783	5,784	5,675

GROSS PROFIT	13,690	12,663	14,385
RESEARCH AND DEVELOPMENT EXPENSES (note 11b)	6,185	5,714	6,118
SELLING AND MARKETING EXPENSES (note 11c)	3,805	3,846	3,628
GENERAL AND ADMINISTRATIVE EXPENSES (note 11d)	2,311	1,845	2,135
IMPAIRMENT OF GOODWILL (note 2)	3,498
IMPAIRMENT OF INTANGIBLE ASSET (note 2)	185

OPERATING INCOME (LOSS)	(2,294)	1,258	2,504
FINANCIAL INCOME (EXPENSES):
IMPAIRMENT OF AUCTION RATE SECURITIES (note 10c)	(4,172)	(15,187)
OTHER FINANCIAL INCOME (EXPENSES) - net (note 11e)	568	2,082	(222)

INCOME (LOSS) BEFORE TAXES ON INCOME	(5,898)	(11,847)	2,282
TAXES ON INCOME (note 9)	525	108	1,373

NET INCOME (LOSS) FOR THE YEAR	$(6,423)	$(11,955)	$909

EARNINGS (LOSS) PER ORDINARY SHARE (note 11f)-
Basic and diluted	$(0.30)	$(0.55)	$0.04

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
USED IN COMPUTATION OF EARNINGS (LOSS)
PER ORDINARY SHARE - IN THOUSANDS (note 11f):
Basic	21,473	21,586	21,515

Diluted	21,473	21,586	21,546

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Additional paid-in capital	Differences from translation of foreign currency financial Accumulated deficit	Accumulated deficit	Treasury shares	Total
	Number of outstanding shares	Amount
	In thousands	U.S. dollars in thousands

BALANCE AS OF JANUARY 1, 2006	21,463	$53	$59,399		$(9,967)		$49,485
CHANGES DURING 2006:
Net income					909		909
Dividend paid					(3,009)		(3,009)
Employees share based compensation
expenses			325				325
Employee stock options exercised	84	1	148				149

BALANCE AS OF DECEMBER 31, 2006	21,547	54	59,872		(12,067)		47,859
CHANGES DURING 2007:
Translation adjustments				$(141)			(141)
Loss					(11,955)		(11,955)

Total comprehensive loss							(12,096)
Dividend paid (note 8b)			(2,356)		(1,962)		(4,318)
Employees share based compensation
expenses			269				269
Employee stock options exercised	47	*	95				95

BALANCE AS OF DECEMBER 31, 2007	21,594	54	57,880	(141)	(25,984)		31,809
CHANGES DURING 2008:
Translation adjustments				(1,183)			(1,183)
Loss					(6,423)		(6,423)

Total comprehensive loss							(7,606)
Dividend paid (note 8b)			(4,319)				(4,319)
Employees share based compensation
expenses			181				181
Cost of acquisition of treasury shares	(2,100)					$(1,631)	(1,631)

BALANCE AS OF DECEMBER 31, 2008	19,494	$54	$53,742	$(1,324)	$(32,407)	$(1,631)	$18,434

* Represents an amount less than $ 1,000.

The accompanying notes are an integral part of the financial statements.

(Continued - 1)

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
	2008	2007	2006
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(6,423)	$(11,955)	$909
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization	1,088	950	1,391
Impairment of auction rate securities	4,172	15,187
Impairment of goodwill	3,498
Impairment of intangible asset	185
Deferred income taxes, net	248	78	(293)
Accrued severance pay	162	22	176
Losses on amounts funded in respect of severance pay	28
Capital loss (gain) on sale of property and equipment, net	(40)	8	(3)
Employees share based compensation	181	269	325
Realized loss on sale of marketable debentures held-to-maturity		4
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	960	1,330	(1,996)
Other	128	8	521
Decrease (increase) in prepaid expenses	128	(17)	(21)
Increase in deferred charges	(591)
Decrease (increase) in inventories	8	(9)	(5)
Increase (decrease) in accounts payable and accruals:
Trade	(262)	156	(222)
Other	(553)	(1,127)	768
Increase (decrease) in deferred revenues	1,113	(205)	(408)
Increase (decrease) in advances from customers	82	(28)	(549)

Net cash provided by operating activities	4,112	4,671	593

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable securities		(166,300)	(200,550)
Sale of marketable securities		168,800	177,750
Purchase of property and equipment	(436)	(445)	(379)
Acquisition of subsidiaries, net of cash acquired (a)		(4,979)
Severance pay funds	(213)	(20)	(119)
Sale (acquisition) of marketable debentures held-to-maturity		9,996	(10,000)
Withdrawal of long-term deposits			30,000
Proceeds from sale of property and equipment	207	139	162

Net cash provided by (used in) investing activities	(442)	7,191	(3,136)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cost of acquisition of treasury shares	(1,631)
Employee stock options exercised		95	149
Dividend paid	(4,319)	(4,318)	(3,009)

Net cash used in financing activities	(5,950)	(4,223)	(2,860)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(388)	(20)	-,-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,668)	7,619	(5,403)
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	12,390	4,771	10,174

BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF YEAR	$9,722	$12,390	$4,771

SUPPLEMENTAL DISCLOSURE OF CASH
FLOW AND NON-CASH ACTIVITIES -
Cash paid during the year for income tax	$111	$111	$73

Supplier's credit received during the year for the purchase of property, plant
and equipment	$8

(Concluded - 2)

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31, 2007
U.S. dollars in thousands

(a) Acquisition of subsidiaries:
Assets and liabilities of the subsidiaries upon acquisition:
Working capital (excluding cash and cash
equivalents)	$(176)
Property and equipment	239
Intangible assets	1,577
Goodwill	3,339

Cash paid - net	$4,979

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

1)	Nature of operations

MIND C.T.I. Ltd. (the “Company”) is an Israeli company, which together with its subsidiaries, operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates billing and customer care systems, including consulting and managed services, primarily to wireless, wireline, next-generation service providers throughout the world. The Company also provides a call management system used by enterprises for call accounting, traffic analysis and fraud detection.

The Company has wholly-owned subsidiaries in the United States, Romania and U.K.

2)	Accounting principles

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America.

3)	Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates. The most significant estimates with regard to the Company’s consolidated financial statements relate to the valuation of auction rate securities, impairment of goodwill and other intangible asset and revenue recognition of products and service sales using the percentage of completion method.

4)	Functional currency

The currency of the primary economic environment in which the operations of the Company and its subsidiaries, except the subsidiary in the U.K. as described below, are conducted is the U.S. dollar (“dollar” or “$”). Most of the Company’s revenues are derived from sales outside of Israel, which are denominated primarily in dollars. In addition, the majority of the Company’s cash reserves and financing activities are denominated in dollars. Thus, the functional currency of the Company and its subsidiaries is the dollar.

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are re-measured into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (detailed below) reflected in the statements of operations, the following exchange rates are used: (i) for transactions: exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items, such as depreciation and amortization, etc.) – historical exchange rates. The resulting currency translation gains or losses are carried to financial income or expenses, as appropriate.

The functional currency of the subsidiary in the U.K. is the British Pound. The financial statements of this subsidiary are included in consolidation, based on translation into U.S. dollars in accordance with Statement of Financial Accounting Standards (“FAS”) 52 of the Financial Accounting Standards Board of the United States (“FASB”): assets and liabilities are translated at year-end exchange rates, while operating results items are translated at periodically average exchange rates during the year. Differences resulting from translation are presented in shareholders’equity.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and all of its subsidiaries.

2)	Inter-company balances and transactions have been eliminated in consolidation. Profits from inter-company sales, not yet realized outside the Company and its subsidiaries, have also been eliminated.

c.	Cash equivalents

The Company and its subsidiaries consider all highly liquid investments, which include short-term bank deposits (up to three months from original date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

d.	Inventories

Inventories are valued at the lower of cost or market value. Cost is determined by the “first-in, first-out” method. Most of the inventories consist of acquired hardware.

e.	Investment in securities and debentures

The Company accounts for its investment in securities and debentures using Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

Investment in securities consists mainly of investment in auction rate securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value. When securities do not have an active market, fair value is determined using a valuation model. Changes in fair value, net of taxes, if applicable, are reflected in other comprehensive income (loss). Unrealized losses considered to be temporary are reflected in other comprehensive income (loss); unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge (see also note 10(c)).

Marketable debentures are classified as held-to-maturity when the Company has the positive intent and ability to hold the debentures to maturity and are stated at amortized cost.

The amortized cost of held-to-maturity debentures is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and interest are included in the statements of operations as financial income. As of December 31, 2008 and 2007, the Company had no investment in Marketable debentures, see also note 10(c)1.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	Property and equipment:

1)	These assets are stated at cost less accumulated depreciation.

2)	The assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

%

Computers and electronic equipment	15-33
(mainly 33)
Office furniture and equipment	6-7
Vehicles	15

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

g.	Intangible assets

These assets represent technology, backlog and customer relationship acquired (see note 5), are stated at cost and amortized as follows:

Technology and customer relationship are amortized by the straight-line method over an estimated period of useful lives (Technology – 3-5 years; Customer relationship – 5 years). Backlog is amortized according to the related revenue recognition. During 2008 and based on an impairment test, the Company recorded impairment of approximately $185 thousand of the Customer Relationship, see also note 2.

h.	Goodwill

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Goodwill is not amortized but rather tested for impairment at least annually. The Company performs annual testing for impairment of the goodwill during the third quarter of each year. During 2008 and as a result of impairment tests performed in the third and fourth quarters, the Company recorded impairment of approximately $3,498 thousand of its goodwill, see also note 4.

i.	Impairment of long-lived assets and definite life intangible assets

Long-lived assets held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) of these assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values, see also notes 4 and 5.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Deferred income taxes:

1)	Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowance is included in respect of deferred tax assets when it is more likely than not that such asset will not be realized.

2)	In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 addresses the accounting and disclosure of uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. The Company adopted FIN 48 on January 1, 2007 as required and determined that the adoption of FIN 48 did not have a material impact on the Company’s financial position and results of operations. The Company’s policy is to include interest and penalties relating to uncertain tax positions within the provision for income taxes.

3)	The Company may incur additional tax liability in the event of inter-company dividend distribution by non-Israeli subsidiaries. Such additional tax liability has not been provided for in these financial statements, as the Company does not expect these companies to distribute dividends in the foreseeable future.

4)	Taxes which would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold these investments, and not to realize them.

k.	Revenue recognition:

The Company’s revenues consist of revenues generated from sales of billing and customer care solutions to service providers and call management software to enterprises, as well as revenues generated from integration and implementation services provided in connection with the Company’s software products, maintenance services consisting of “when-and-if-available” software product upgrades and enhancements and customer telephone support, managed services and training. The Company recognizes revenue net of VAT.

Deferred revenues which will be recognized commencing January 1, 2010 are classified in the Company’s balance sheet as “Long-term deferred revenues”.

The Company applies the provisions of Statement of Position 97-2 of the American Institute of Certified Public Accounts (“SOP 97-2”), “Software Revenue Recognition”and Statement of Position 81-1 (“SOP 81-1”) “Accounting for performance of construction type and certain production type contracts”, as follows:

i)	Licenses

Revenue from sale of products is recognized when delivery has occurred, persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collection is probable. If collection is not considered probable, revenue is recognized when the fee is collected. The Company generally does not grant a right of return on products sold to customers, distributors and resellers. In the event the right of return is granted, revenue is recognized after such right has expired.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

ii)	Services

The services the Company provides consist of implementation, training, hardware installation, maintenance, support, managed services and project management. All services are priced on a fixed price basis and are recognized ratably over the period in which the services are provided except services which are recognized under the percentage-of-completion method as described below.

Products are mainly supplied with maintenance for a period of one year from delivery. When revenue on sale of the products is recognized, the Company defers a portion of the sales price and recognizes it as maintenance revenue ratably over the above period. The portion of the sales price that is deferred is determined based on the fair value of the service as priced in transactions in which the Company renders maintenance solely.

Where the services are considered essential to the functionality of the software products, both the software product revenue and the revenue related to the integration and implementation services are recognized under the percentage-of-completion method in accordance with SOP 81-1. The Company generally determines the percentage-of-completion by comparing the labor performed to date to the estimated total labor required to complete the project. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results.

iii)	Managed Services

Revenues from managed services include a monthly fee for services and for right of use and are recorded as service revenues and license revenues, respectively. The monthly fee is based mainly on number of subscribers or customer’s business volume and the agreements include a minimum monthly charge. These revenues are recognized on a monthly basis. Where customization services are sold together with a managed services contract, and vendor specific objective evidence of fair value for the managed services portion cannot be determined, the customization sales price is being deferred and is recognized over the entire contract term, commencing the deployment finalization. Accordingly, the expenses accrued during the implementation and customization period are deferred and presented in the Company’s balance sheet as deferred charges, net.

l.	Research and development expenses

Pursuant to FAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”, development costs related to software products are expensed as incurred until the “technological feasibility” of the product has been established. Because of the relatively short time period between “technological feasibility” and product release, and the insignificant amount of costs incurred during such period, no software development costs have been capitalized.

m.	Allowance for doubtful accounts

The allowance is determined for specific debts doubtful of collection.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Share based payment

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment” (“FAS 123(R)”). FAS 123(R) supersedes APB 25 and related interpretations and amends Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows” (“FAS 95”). FAS 123(R) requires awards classified as equity awards be accounted for using the grant-date fair value method. The fair value of share-based payment transactions is recognized as expense over the requisite service period, net of estimated forfeitures. The Company estimated forfeitures based on historical experience and anticipated future conditions.

In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to FAS 123(R). In December 2007, the SEC issued SAB 110, which allows the continued use of the simplified method as described in SAB 107. As the Company concluded that its historical share option exercise experience does not provide a reasonable basis for estimating expected term, the Company has applied the simplified method pursuant to SAB 107 and SAB 110.

The Company elected to recognize compensation cost for an award with only service conditions that has a graded vesting schedule using the straight-line method over the requisite service period for the entire award.

o.	Advertising expenses

These expenses are charged to income as incurred. Advertising expenses totaled $ 64 thousand, $ 82 thousand and $ 24 thousand in the years ended December 31, 2008, 2007 and 2006, respectively.

p.	Comprehensive income

Comprehensive income (loss) component other than net income is currency translation adjustments.

q.	Earnings (loss) per share (“EPS”)

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the year, net of treasury shares. Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method.

r.	Treasury shares

Treasury shares are presented as a reduction if shareholders’ equity, at their cost to the Company, under “Treasury shares”.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

s.	Concentration of credit risks

The Company’s long-term securities portfolio as of December 31, 2008 consists of auction rate securities. Factors that may impact the securities’ valuation include changes to credit ratings of the securities as well as the underlying assets supporting these securities, rates of default of the underlying assets, underlying collateral values, discount rates, counterparty risk and ongoing strength and quality of market credit and liquidity. The credit risk in respect of these securities is significant.

Most of the Company’s and its subsidiaries’ cash and cash equivalents as of December 31, 2008 and 2007 were deposited with Israeli, European and U.S. banks. The Company is not aware of any specific credit risks in respect of these banks.

The Company’s revenues have been generated from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

t.	Fair Value Measurement

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), and the related effective FSPs. SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. SFAS157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs. For further disclosure, see note 10(c)2.

The adoption of SFAS 157 and the related FSP’s did not have a material effect on the Company’s consolidated financial position and operating results. With respect to the disclosure see note 10(c)2.

In addition, effective January 1, 2008, the Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, including an amendment of FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” which permits an entity to measure certain financial assets and financial liabilities at fair value. The Company has not elected the fair value option to any eligible assets or liabilities. Thus, the adoption of this Statement did not affect the company’s consolidated financial position and operating results.

In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157". FSP FAS 157-2 delays the effective date of SFAS No. 157 from 2008 to 2009 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

u.	Recently issued accounting pronouncements:

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) changes significantly the accounting for business combinations. Among the more significant changes, it expands the definition of a business and a business combination, changes the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and income tax uncertainties.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early application is prohibited. The Company will be required to adopt SFAS 141(R) on January 1, 2009. The portion of the valuation allowance as of December 31, 2008 that relates to the subsidiaries acquired in August 2005 and October 2007 (see also note 2), includes amounts of approximately $2 million, derived from carryforward tax losses of these subsidiaries as of their acquisition dates. As of the effective date of FAS 141(R), change in future periods of this valuation allowance will be included in the statements of operations among taxes on income.

Except as mentioned above, the Company does not expect the adoption of this Statement to have a material effect on the Consolidated Financial Statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (“SFAS 160”).

SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. An ownership interest in subsidiaries held by parties other than the parent should be presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. SFAS 160 requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for similarly as equity transactions. When a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be initially measured at fair value, with any gain or loss recognized in earnings.

SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests. SFAS 160 is effective for fiscal years (including interim periods within those fiscal years) beginning on or after December 15, 2008. Earlier adoption is prohibited. The statement shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirement which shall be applied retrospectively for all periods presented. The Company will be required to adopt SFAS 160 on January 1, 2009.

The Company does not expect the adoption of this Statement to have a material effect on the Consolidated Financial Statements.

v.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	ACQUISITIONS:

a.	Omni Consulting Company Limited

On October 10, 2007, the Company acquired 100% of the shares conferring ownership and control in Omni Consulting Company Limited (“Omni”) for an aggregate consideration of $ 5,972 thousand in cash (including related expenses). In addition, subject to the achievement of agreed performance related earn-outs, which have not yet been met, the Company undertook to make payments to the sellers through the third quarter of 2009, up to a maximum of approximately $1.5 million, which if paid will be recorded as additional goodwill.

Omni provides billing and customer care software solutions to carriers. Omni was founded in 1996, and is based in Reading, U.K. The main purpose of the acquisition was to facilitate the Company in penetrating the U.K. market (see also note 11(a)2). During December 2007, Omni changed its name to MIND Software Limited.

The acquisition was accounted for using the purchase method under FAS 141 (“Business Combinations”). Based upon an appraisal, performed by management with the assistance of independent appraisers, the purchase price was allocated to those assets acquired and liabilities assumed based on the estimated fair value of those assets and liabilities as of October 10, 2007. Identifiable intangible assets, which are depreciated by the straight-line method over 5 years, consist of acquired technology in the amount of approximate $ 1,102 thousand and customer relationship in the amount of approximate $ 475 thousand. Goodwill of approximately $ 3,339 thousand represented the excess of the purchase price over the fair-value of the net tangible and identifiable assets acquired. The financial statements of Omni have been consolidated for the first time in 2007. The consolidated statement of operations for the year 2007 includes the results of the operations of Omni for the period from the acquisition date to December 31, 2007.

The following table summarizes the fair value of the assets acquired and liabilities assumed with reference to the acquisition of Omni as of the acquisition date:

U.S. dollars in thousands

Current assets	$1,976
Property and equipment	239
Identifiable Intangible assets	1,577
Goodwill	3,339
Current liabilities	(1,159)

$5,972

Hereafter are certain unaudited pro forma combined statements of income data for the years ended December 31, 2007 and 2006, as if the acquisition of Omni occurred on January 1, 2007 and 2006, respectively, after giving effect to the purchase accounting adjustments, including amortization of identifiable intangible assets. The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2007 and 2006, respectively, nor is it necessarily indicative of future results.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	ACQUISITIONS (continued):

	Year ended December 31
	2007	2006
	U.S. dollars in thousands (except per share data)
	(Unaudited)

Revenues	$22,513	$24,263
Net income (loss)	(11,914)	1,007
Net income (loss) per share - basic and diluted	(0.55)	0.05

* See also note 4.

b.	Sentori, Inc.

On August 8, 2005, the Company acquired 100% of the shares conferring ownership and control in Sentori, Inc. (“Sentori”) for an aggregate consideration of $4,426 thousand in cash. Sentori provides billing and customer care software solutions mainly to mobile carriers and Mobile Virtual Network Operators ( “MVNO”). Sentori was founded in 1994, and is based in the Washington, DC metro area. The main purpose of the acquisition was to facilitate the Company in penetrating the U.S. market. During November 2008, Sentori changed its name to MIND Software Inc.

The acquisition was accounted for using the purchase method under FAS 141 (“Business Combinations”). Based upon an appraisal, performed by management with the assistance of independent appraisers, the purchase price was allocated to those assets acquired and liabilities assumed based on the estimated fair value of those assets and liabilities as of August 8, 2005.

Identifiable intangible assets consist of acquired technology in the amount of $671 thousand, customer relationship in the amount of $682 thousand and backlog in the amount of $518 thousand. Goodwill of approximately $6,966 thousand represented the excess of the purchase price over the fair-value of the net tangible and identifiable assets acquired. The financial statements of Sentori have been consolidated for the first time in 2005. The consolidated statement of operations for the year 2005 includes the results of the operations of Sentori for the period from the acquisition date to December 31, 2005.

The technology and customer relationship acuired in August 2005 are amortized by the straight-line method over an estimated period of useful lives (Technology- 3 years, Customer relationship- 5 years). The backlog was amortized according to the related revenue recognition.

The following table summarizes the fair value of the assets acquired and liabilities assumed with reference to the acquisition of Sentori:

U.S. dollars in thousands

Current assets	$374
Property and equipment	277
Identifiable Intangible assets	1,871
Goodwill	6,966
Current liabilities	(5,062)

$4,426

* See also note 4.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3	–	PROPERTY AND EQUIPMENT:

a.	Composition of assets, grouped by major classification, is as follows:

	December 31
	2008	2007
	U.S. dollars in thousands

Computers and electronic equipment	$3,832	$3,601
Land	263	263
Office furniture and equipment	490	498
Vehicles	723	968
Leasehold improvements	8	1

	5,316	5,331
Less - accumulated depreciation and amortization	4,029	3,715

	$1,287	$1,616

b.	Depreciation and amortization expenses totaled $ 541 thousand, $ 474 thousand and $ 619 thousand in the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 4	–	GOODWILL:

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. The carrying value of goodwill was allocated to MIND’s reporting units pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”).

SFAS 142 requires that companies not amortize goodwill, but instead test for impairment at least annually using a two-step approach. The Company evaluates goodwill, at a minimum, on an annual basis and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable.

Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. Under the income approach, the Company determined fair value based on estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn.

Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and operating margins, discount rates and future market conditions, among others. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment. The second step involves determining the implied value of goodwill for the reporting unit. Any excess carrying amount of goodwill over the fair value determined in the second step will be recorded as a goodwill impairment loss.

During the third quarter of 2008, the Company performed an annual impairment test. The first step for goodwill impairment testing compares the fair value of the reporting unit to its carrying value including goodwill. If the fair value is greater than the carrying value, no further analysis is necessary and no impairment exists. If the fair value is less than the carrying value, a second step is required to determine the amount of potential goodwill impairment. Based on the results of the first step, the Company performed the second step and determined that goodwill related to the acquisition of Omni was impaired. Accordingly, the Company recorded an impairment charged to its goodwill of $1,347 thousand.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4	–	GOODWILL (continued):

As a result of the fierce deterioration in the global economic outlook during the fourth quarter of 2008, the corresponding updates in the Company’s reporting units forecasts, and the reduction in the Company’s shares market price, the Company determined that there was a triggering event for re-evaluating the fair value of the goodwill. As a result, during the fourth quarter of 2008, the Company performed impairment tests and recorded an impairment charge of $2,151 thousand, out of which $1,398 thousand relate to Sentori’s acquisition, and $753 thousand relate to Omni’s acquisition. The impairment together with utilization of carryforward tax losses during the year and translation adjustments reduced the Company’s goodwill carrying value to $5,965 thousand as of December 31, 2008.

Composition of goodwill and the changes during 2008 and 2007 are as follows:

	Year ended December 31
	2008	2007
	U.S. dollars in thousands

Balance at beginning of year	$10,224	$6,966
Purchase during the year		3,339
Impairment recognized during the year	(3,498)
Utilization of pre-acquisition carryforward tax losses
during the year	(138)
Translation adjustments	(623)	(81)

Balance at end of year	$5,965	$10,224

NOTE 5	–	INTANGIBLE ASSETS:

Composed as follows:

	December 31, 2008		December 31, 2007		December 31
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	2008 2007 Depreciated balance
	U.S. dollars in thousands

Customer relationship	$1,018	$685	$1,146	$351	$333	$795
Technology	2,509	1,925	2,746	1,590	584	1,156

	$3,527	$2,610	$3,892	$1,941	$917	$1,951

Amortization expenses totaled $ 732 thousand, $ 476 thousand and $ 772 thousand in the years ended December 31, 2008, 2007 and 2006, respectively.

The expenses recorded in 2008 include an impairment charged to Customer Relationship related to the acquisition of Omni in the amount of approximately $185 thousand.

Estimated amortization expense for the following years, subsequent to December 31, 2008:

U.S. dollars in thousands
Year ended December 31:

2009	$322
2010	268
2011	186
2012	141

$917

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6	–	EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company to its Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with severance pay funds and pension funds, and by purchase of insurance policies; under labor agreements, the deposits with recognized pension funds and the insurance policies, as above, are in the employees’ names and are, subject to certain limitations, the property of the employees.

The amounts accrued and the portion funded with severance pay funds and by the insurance policies are reflected in the financial statements as follows:

	December 31
	2008	2007
	U.S. dollars in thousands

Accrued severance pay	$1,298	$1,504
L e s s - amounts funded (presented in
"other non current assets")	(657)	(840)

Unfunded balance	$641	$664

The amounts of accrued severance pay as above cover the Company’s severance pay liability in accordance with labor agreements in force and based on salary components which, in management’s opinion, create entitlement to severance pay. The Company records the obligation as if it was payable at each balance sheet date on an undiscounted basis.

The Company may only make withdrawals from the funds for the purpose of paying severance pay.

b.	The severance pay expenses were $ 317 thousand, $ 243 thousand and $ 344 thousand in the years ended December 31, 2008, 2007 and 2006, respectively.

c.	The losses on the amounts funded in 2008 amounted to approximately $28 thousand. The earnings (losses) on the amounts funded in the years ended December 31, 2007 and 2006 were insignificant.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6	–	EMPLOYEE RIGHTS UPON RETIREMENT (continued):

d.	The Company expects to pay the following future benefits to its employees upon their normal retirement age:

U.S. dollars in thousands

2009	6

2010	-,-

2011	-,-

2012	-,-

2013	-,-

2014-2018	13

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

NOTE 7	–	COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments

1)	The Company and its subsidiaries entered into premises lease agreements that will expire between 2009 and 2010.

The rental payments for the premises in the United States are payable in dollars, the rental payments for the premises in the United Kingdom are payable in British pounds, the rental payments for the premises in the Israel are payable in NIS and the rental payments for the premises in Romania are payable in Euros.

Future minimum lease commitments of the Company and its subsidiaries under the above leases, at exchange rates in effect on December 31, 2008, are as follows:

U.S. dollars in thousands
Years ending December 31:

2009	$562
2010	23

$585

Rental expense totaled $1,152 thousand, $803 thousand and $708 thousand in the years ended December 31, 2008, 2007 and 2006, respectively.

2)	As to earn-outs regarding the acquisition of Omni, see note 2(a).

b.	Contingent liabilities:

1)	On November 4, 2007 a claim was filed by the Manufacturers Association of Israel against the Company in respect of amounts allegedly due to the association for membership fees. A provision has been made for possible losses on the claim that, in the opinion of the Company and its management, is reasonable, based on their experience and their legal counsel’s opinion.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7	–	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

2)	The Company may receive in the future notifications from customers with respect to possible indemnification or other action by the Company in connection with intellectual property claims resulting from use of the Company’s products. The Company typically undertakes, subject to various contractual conditions and other limitations, to defend intellectual property claims against customers arising from the purchase and use of its products. The Company’s obligations under these agreements generally provide that the Company may, at its option, either obtain the right to continue using the products or modify them and, in some cases, take back the products with a refund to the customer. To date, no demands have been made by customers seeking indemnification against the Company with respect to intellectual property claims.

3)	In October 2008, a claim was filed by a former employee (“the employee”) against the Company in respect of approximately $ 46 thousand allegedly due to the employee for severance and bonus payments. According to management of the Company, based on an opinion of its legal counsel, the claim is likely to be rejected by the court.

NOTE 8	–	SHAREHOLDERS’EQUITY:

a.	Share capital:

The Company’s ordinary shares are traded in the United States on the NASDAQ National Market, under the symbol MNDO and on the Tel-Aviv Stock Exchange.

b.	Treasury shares:

In September 2008, the Company’s Board of Directors authorized a plan for the repurchase of up to 2.1 million of the Company’s ordinary shares in the open market, in an amount in cash of up to $2.8 million. As of December 31, 2008, the Company had repurchased 2,100,000 ordinary shares under the program at a total purchase price of approximately $1.631 million, or an average price of $0.78, after getting an approval by an Israeli court order, in accordance to the Israeli Companies Law.

c.	Dividend:

During 2008, the Company paid dividend to its shareholders in the amount of approximately $4.3 million. Since the Company at that time had insufficient statutory retained earnings, the distribution was done by way of reduction of additional paid-in capital, after due approval by an Israeli court order, in accordance to the Israeli Companies Law.

During 2007, the Company paid dividend to its shareholders in the amount of approximately $4.3 million. Since the Company at that time had insufficient statutory retained earnings, the distribution was done partially from available statutory retained earnings and the residual by way of reduction of additional paid-in capital, after due approval by an Israeli court order, in accordance to the Israeli Companies Law.

In the event cash dividends are declared by the Company, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend paid in Israeli currency in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion. See also note 9a.

The Company paid dividends to its shareholders in the amounts of $4.3 million, $4.3 million and $3.0 million during 2008, 2007 and 2006, respectively.

Dividends paid per share in the years ended December 31, 2008, 2007 and 2006 were $0.20, $0.20 and $ 0.14, respectively.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued):

NOTE 8	–	SHAREHOLDERS’EQUITY (continued):

d.	Stock option plans:

1)	In December 1998, the Board of Directors approved an employee stock option plan, which was amended in 2000 and in 2003 (the “1998 Plan”). During 2004, the Board of Directors approved an employee stock option plan (the “2000 Plan”). Under the 1998 Plan (as amended in 2000 and in 2003) and the 2000 plan, options for up to 4,306,000 ordinary shares of NIS 0.01 par value are to be granted to employees of the Company and its subsidiaries.

Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company. Immediately upon issuance, the ordinary shares issuable upon the exercise of the options will confer on holders the same rights as the other ordinary shares.

The Board of Directors determines the exercise price and the vesting period of the options granted. The options vest over three to five years. Options not exercised will expire approximately 5-7 years after they are granted.

The compensation costs charged against income for all of the Company’s equity remuneration plans during 2008, 2007 and 2006 were approximately $181 thousand, $269 thousand and $325 thousand, respectively without any reduction in income taxes.

As a result of a change made to Section 102 of the Israeli Income Tax Ordinance as part of the Israeli tax reform of 2003, and pursuant to an election made by the Company thereunder, employees will be subject to a lower tax rate on capital gains accruing to them in respect of Section 102 awards made after December 31, 2002. However, the Company will not be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as it had previously been entitled to do under Section 102.

The following is a summary of the status of the 1998 Plan and 2000 plan as of December 31, 2008, 2007 and 2006, and changes during the years ended on those dates:

	Years ended December 31
	2008		2007		2006
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at
beginning of year	959,010	$3.39	1,230,101	$3.41	1,951,290	$4.06
Changes during year:
Granted(a)	268,000	$1.00	96,000	$2.77	380,400	$3.09
Exercised			(46,991)	$2.01	(84,039)	$1.77
Forfeited	(118,700)	$3.17	(228,500)	$3.26	(546,440)	$3.36
Expired	(148,470)	$3.54	(91,600)	$3.95	(471,110)	$6.19

Options outstanding at
end of year	959,840	$2.73	959,010	$3.39	1,230,101	$3.41

Options exercisable at
end of year	554,140	$3.49	540,910	$3.52	441,101	$3.46

Weighted average grant
date fair value of
options granted during
the year (b)		$0.30		$0.94		$1.19

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8	–	SHAREHOLDERS’EQUITY (continued):

(a)	In 2008 and 2007, the options were granted with an exercise price equal to the market price of the Company’s stock at date of three trade days from the grant approval. During the year 2006, all options were granted with an exercise price equal to the market price of the Company’s stock at the date of grant.

(b)	The fair value of each stock option granted is computed on the date of grant according to the Black-Scholes option-pricing model with the following assumptions:

	Years ended December 31
	2008	2007	2006

Dividend yield	6%	4%	5%

Expected volatility*	41%	47%	59%

Average risk-free interest rate	3.4%	4.6%	4.7%

Expected average term - in years	3.75	3.75	4.75

*	Volatility is based on historical volatility of the Company’s share price for periods matching the expected term of the option until exercise.

As of December 31, 2008 there were approximately $221 thousand of total unrecognized compensation costs, net of expected forfeitures, related to nonvested share-based compensation awards granted under the stock option plan. The costs are expected to be recognized over a weighted average period of 1.06 years.

The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 were approximately $0, $40 thousand and $107 thousand, respectively. As of December 31, 2008, the aggregate intrinsic value of the outstanding and exercisable options is $0.

2)	The following table summarizes information about options outstanding and exercisable as of December 31, 2008:

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding at December 31, 2008	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2008	Weighted average remaining contractual life	Weighted Average Exercise Price
		Years			Years

$ 1.00 - 1.23	271,000	4.59	$1.00	3,000	0.33	$1.23
$ 1.65 - 2.32	64,740	0.00	$2.31	64,740	0.00	$2.31
$ 2.77 - 2.87	158,500	3.60	$2.82	92,000	3.67	$2.83
$ 3.24 - 3.84	355,600	3.12	$3.58	286,400	2.88	$3.66
$ 4.24 - 4.48	100,000	2.59	$4.28	100,000	2.59	$4.28
$ 5.00 - 5.08	10,000	2.54	$5.06	8,000	2.38	$5.06

	959,840	3.34	$2.73	554,140	2.60	$3.49

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	TAXES ON INCOME:

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959

Substantially all of the Company’s production facilities have been granted “approved enterprise” status under the above law (including Amendment No. 60 to the law that was published in April 2005). Income derived from the approved enterprise is tax exempt for a period of ten years commencing in the first year in which the Company earns taxable income from the approved enterprise (provided the maximum period to which it is restricted by law has not elapsed), since the Company has elected the “alternative benefits” scheme (involving waiver of investment grants).

The Company has three approved enterprises. The period of tax benefits of the first approved enterprise, which commenced operations in 1995, expired at the end of 2004. The period of tax benefits in respect of the second approved enterprise entitled to the said benefits commenced in 2000 and will be expired at the end of 2009. The period of tax benefits in respect of the third approved enterprise has not yet commenced. Commencing 2005, the income derived from the first approved enterprise, according to the computation of the increase in the turnover, is subject to regular tax rates, see d. below.

According to the above law, in the event of distribution of cash dividends from income that was tax exempt as above, the Company would have to pay the 25% tax in respect of the amount distributed.

Due to the accumulated tax losses of the Company and as a result that the Company does not have approved enterprise taxable income, the Company expects that no additional tax liability will be incurred by the Company as a result of dividend distribution from the balance of undistributed income.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

b.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustments Law”)

Under the Inflationary Adjustments Law, results for tax purposes were measured in real terms, in accordance with the changes in the Israeli CPI. The Company was taxed under this law. As explained in note 1a(4), the financial statements are measured in dollars. The difference between the changes in the Israeli CPI and in the exchange rate of the dollar relative to Israeli currency – both on annual and cumulative bases – causes a difference between taxable income and income reflected in these financial statements.

Under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter – the inflationary adjustments law) (Amendment No. 20, 2008, hereafter – the amendment), that was enacted in the Knesset on February 26, 2008, the provisions of the Inflationary Adjustments Law are no longer applied to the Company in 2008 and thereafter. The amendment specifies transitional provisions regarding the discontinuance of the provisions of the Inflationary Adjustments Law that have applied to the company through the end of 2007.

Paragraph 9(f) of FAS 109, “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax basis of assets and liabilities that are remeasured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the above-mentioned differences were not reflected in the computation of deferred tax assets and liabilities.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	TAXES ON INCOME (continued):

c.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company is an “industrial company”, as defined by this law. As such, the Company is entitled to claim depreciation at increased rates for equipment used in industrial activity, as stipulated by regulations published under the inflationary adjustments law.

d.	Other applicable tax rates:

1)	Income from other sources in Israel

The income of the Company (other than income from “approved enterprises”, see c. below) is taxed at the regular rate. In July 2004 and August 2005, amendments to the Income Tax Ordinance were enacted to effect a gradual reduction in the corporate tax rate from 36% to 25% in the following manner: 2005 – 34%, 2006 – 31%, 2007 –29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

2)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence.

e.	Deferred income taxes:

	December 31
	2008	2007
	U.S. dollars in thousands

1) Provided in respect of the following:
Short-term (presented in the balance sheets among
current assets):
Research and development expenses	$35	$111
Allowance for doubtful accounts	9	15
Other	*	5

	44	131

Long-term (presented in the balance sheets among
non-current assets):
Carryforward tax losses	4,864	5,186
Impairment of auction rate securities	4,840	3,797
Intangible assets	(216)	(464)
Research and development expenses		51
Other	10	14
Less- valuation allowance	(9,429)	(8,492)

	69	92

	$113	$223

* Represents an amount less then $ 1,000.

2)	As of December 31, 2008, the Company had accumulated tax losses amounting to approximately $4 million (December 31, 2007 – approximately $2.1 million). These losses are denominated in NIS and are available indefinitely to offset future taxable business income. Carryforward tax losses of the subsidiaries of the Company as of December 31, 2008 amounted to approximately $15.2 million.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	TAXES ON INCOME (continued):

f.	Taxes on income included in the statements of operations:

1)	As follows:

	Years ended December 31
	2008	2007	2006
	U.S. dollars in thousands

Current:
In Israel	$17	$36	$97
Outside Israel	80	54	39

	97	90	136
Deferred in Israel, see e. above	110	78	(293)
Deferred outside Israel**	138
For previous years	180	(60)	*1,530

	$525	$108	$1,373

* This amount relates to settlement of disputes with the Israeli Tax Authorities for tax years 2003 to 2005.

** Utilization of pre-acquisition carryforward tax losses in Sentori during the year.

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see d. above), and the actual tax expense:

	Years ended December 31
	2008	2007	2006
	U.S. dollars in thousands

Income (loss) before taxes on income, as reported
in the statements of operations*	$(5,898)	$(11,847)	$2,282

Theoretical tax expense (benefit)	(1,593)	(3,436)	707
L e s s - tax benefits arising from approved
enterprise status, see a. above	1,500	3,157	(630)

	(93)	(279)	77
Increase (decrease) in taxes resulting from permanent differences:
Non-Israeli tax withholding which can not be offset against
Israeli income tax	17	37	97
Disallowable deductions	125	14	13
Differences between the basis of measurement
of income reported for tax purposes, and the basis of
measurement of income for financial reporting purposes	(22)	(40)	(39)
Taxes in respect of previous years	180	(60)	1,530
Changes in valuation allowance	937	4,085	(77)
Changes in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate and
other	(619)	(3,649)	(228)

Taxes on income for the reported year	$525	$108	$1,373

* As follows:
Taxable in Israel	$(4,404)	$(11,238)	$1,895
Taxable outside Israel	(1,494)	(609)	387

	$(5,898)	$(11,847)	$2,282

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	TAXES ON INCOME (continued):

g.	Tax assessments

The Company has received final assessments from the tax authorities, through the year ended December 31, 2005. The subsidiaries, except Omni, have not been assessed since incorporation. Omni has received final tax assessments through tax year 2006.

NOTE 10	–	SUPPLEMENTARY BALANCE SHEET INFORMATION:

a.	Cash and cash equivalents

The balance as of December 31, 2008 and 2007 includes $ 4.6 million and $ 10.3 million, respectively, of highly liquid bank deposits. The deposits are denominated in dollars and, as of December 31, 2008, bear weighted average annual interest of 1.61%.

b.	Accounts receivable:

	December 31
	2008	2007
	U.S. dollars in thousands

1) Trade:
Open accounts **	$4,673	$5,718
Less - allowance for doubtful accounts *	(850)	(751)

	$3,823	$4,967

	Year ended December 31
	2008	2007	2006
	U.S. dollars in thousands

* The changes in allowance for doubtful
accounts are composed as follows:
Balance at beginning of year	$751	$780	$603
Increase during the year	276	66	177
Bad debt written off	(177)	(95)

Balance at end of year	$850	$751	$780

** Including approximately $1,156 thousand that represent balances with two principal customers.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10	–	SUPPLEMENTARY BALANCE SHEET INFORMATION (continued)

	December 31
	2008	2007
	U.S. dollars in thousands

2) Other:
Government of Israel	80	37
Employees	48	36
Interest accrued on long-term investment	64	19
Sundry	83	64

	$275	$156

c.	Long-term investment and marketable debentures:

1)	Held-to-maturity marketable debentures:

In December 2006 the Company purchased marketable debentures (“the debentures”) in the amount of $10 million with a stated term of 54 months. The debentures mature in one settlement in 2011. The debentures bear interest at an annual rate of 5.4% and were presented in the balance sheet among the investment and other non current assets. The fair value of the debentures as of December 31, 2006 was $9.95 million. The unamortized loss of the debentures as of December 31, 2006 was approximately $87 thousand

In December 2007 due to the sub-prime crisis in the United States, the Company withdrew the debentures prior to their maturity for a total consideration of $9.996 million.

2)	Available-for-sale securities – investment in auction rate securities

The Company accounts for its available-for-sale securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” As of December 31, 2008, the Company’s investment in auction rate securities is reported at fair value under Level 3 of fair value hierarchy provisions of SFAS No. 157. Due to the lack of availability of observable market quotes on the Company’s investment of auction rate securities, the fair value was estimated by an independent appraiser. The valuation model considered the structure of the security, the quality of the collateral and the default risks, and the liquidity determinants affecting the security.

The following tables summarize the activity for investment in auction rate securities where fair value measurements are estimated utilizing Level 3 inputs:

Year ended on December 31, 2008	Fair Value Measurements using Significant Unobservable Inputs (Level 3)- U.S. dollars in thousands

Beginning balance	$5,113
Unrealized losses included in Statements of
Operations	(4,172)

Ending balance	$941

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10	–	SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

Historically, given the liquidity created by auctions, the Company’s auction rate securities were presented as current assets under short-term investments in the Company’s balance sheet. Given the auction rate securities held by the Company have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders, the Company’s auction rate securities are illiquid until there is a successful auction. Accordingly, the entire amount of such remaining auction rate securities is presented among the non-current assets in the Company’s balance sheet.

The Company holds an investment of $20.3 million par value in auction rate security called “Mantoloking CDO 2006-1A, Class A-2” (hereafter – the “Security”) which is secured by collateralized debt. At the time of purchase, the auction rate securities investment held by the Company had AAA credit ratings. As described above, as of December 31, 2008, the Security held by the Company has experienced multiple failed auctions.

As of January 2009, the Security is rated Caa1 by Moody’s and on Credit-Watch with negative implications. The security is rated CC by Standard & Poor’s.

The estimated fair value of the Company’s Security as of December 31, 2008, based on the valuation model was approximately $0.9 million, which reflects $19.4 million impairment to the principal value of $20.3 million. Although the Security continue to pay interest according to its stated terms, based on an internal analysis by management, the Company determined the $19.4 million impairment to be other-than-temporary and thus charged to earnings under finance expenses.

Due to the continuing changes and the uncertainty in the credit markets, it is possible that the valuation of investment in auction rate securities will further fluctuate in the near term.

d.	Other non current assets composed as follows:

	December 31
	2008	2007
	U.S. dollars in thousands

Amounts funded with severance
pay funds and by insurance
policies in respect of liability for employee
rights upon retirement, see also note 6	$657	$840
Deferred income taxes, see note 9e	69	92
Other assets		36

	$726	$968

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10	–	SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

e.	Accounts payable and accruals – other:

	December 31
	2008	2007
	U.S. dollars in thousands

Payroll and related expenses	$816	$1,144
Government institutions	104	39
Accrued vacation pay	176	388
Accrued expenses and sundry	624	835

	$1,720	$2,406

f.	Deferred revenues

The changes in deferred revenue which are related to maintenance commitments in the years ended December 31, 2008 and 2007 are as follows:

	December 31
	2008	2007
	U.S. dollars in thousands

Balance at beginning of the year	$1,053	$1,236
Deferred revenue relating to new sales	6,702	6,330
Revenue recognized during the year	(5,605)	(6,513)

Balance at end of the year	$2,150	$1,053

g.	Fair value of financial instruments

The fair value of the financial instruments included in the working capital of the Company and its subsidiaries is usually identical or close to their carrying value.

As to the fair value of the investment in auction rate securities, see note 10(c)2.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11	–	SELECTED STATEMENT OF OPERATIONS DATA:

a.	Revenues:

1)	The Company’s revenues derive from sale of software products in one operating segment. The Company has two product lines: (i) product line “A” – billing and customer care solutions for service providers; and (ii) product line “B” – call accounting and call management solutions for enterprises. Revenues from Sentori and Omni product lines are included in product line “A”.

Following are data regarding revenues classified by product lines:

	Years ended December 31
	2008		2007		2006
	U.S. dollars in thousands

Product line "A"	*$	16,251	*$	15,386	*$	17,180
Product line "B"		3,222		3,061		2,880

		$19,473		$18,447		$20,060

* Including $ 2,749, $ 4,492 and $ 6,798 thousand for 2008, 2007 and 2006, respectively, recognized under the percentage-of-completion method, see also note 1(k).

2)	Following are data regarding geographical revenues classified by geographical location of the customers:

	Years ended December 31
	2008	2007	2006
	U.S. dollars in thousands

United States	$7,754	$7,305	$8,841
Europe (excluding United Kingdom)	7,146	7,187	7,364
United Kingdom	2,715	788	329
Israel	961	1,284	1,105
Africa	469	1,010	1,094
Asia	247	388	525
Australia	61	11
Other	120	474	802

	$19,473	$18,447	$20,060

Property and equipment – by geographical location:

	December 31
	2008	2007
	U.S. dollars in thousands

Israel	$712	$1,021
Romania	319	331
United Kingdom	143	202
United States	113	62

	$1,287	$1,616

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11	–	SELECTED STATEMENT OF OPERATIONS DATA (continued):

3)	Revenues from single customer in the year ended December 31, 2007, totaled approximately $1.86 million (10% of total revenues).

	Years ended December 31
	2008	2007	2006
	U.S. dollars in thousands

b. Research and development expenses:
Payroll and related expenses	$4,459	$4,419	$4,249
Depreciation and amortization	241	237	338
Other	1,485	1,058	1,531

	$6,185	$5,714	$6,118

c. Selling and marketing expenses:
Payroll and related expenses	$2,850	$2,881	$2,613
Depreciation and amortization	282	240	260
Travel and conventions	268	293	436
Commissions	15	90	26
Other	390	342	293

	$3,805	$3,846	$3,628

d. General and administrative expenses:
Payroll and related expenses	$1,242	$1,112	$1,049
Depreciation and amortization	67	55	70
Professional services	485	289	401
Allowance for doubtful accounts and
bad debts	250	34	208
Other	267	355	407

	$2,311	$1,845	$2,135

e. Other financial income (expenses) - net:
Income:
Interest on bank deposits and short-term investments	$213	$46	$909
Interest on long-term securities	707	1,149
Interest on marketable debentures		650	37
Non-dollar currency gains - net		263	190

	920	2,108	1,136

Expenses:
Loss from early redemption of
long-term bank deposits			(1,330)
Non-dollar currency losses - net	(288)
Bank commissions and other	(64)	(26)	(28)

	(352)	(26)	(1,358)

	$568	$2,082	$(222)

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11	–	SELECTED STATEMENT OF OPERATIONS DATA (continued):

f.	Earnings per ordinary share (“EPS”)

Following are data relating to the weighted average number of shares for the purpose of computing EPS:

	Years ended December 31
	2008	2007	2006
	(In thousands)

Weighted average number of shares
issued and outstanding - used in
computation of basic EPS	21,473	21,586	21,515
A d d - incremental shares from assumed
exercise of options			31

Weighted average number of shares used
in computation of diluted EPS	21,473	21,586	21,546

In the years ended December 31, 2008, 2007 and 2006, options that their effect was anti-dilutive, were not taken into account in computing the diluted earning per share.

The number of options that could potentially dilute EPS in the future and were not included in the computing of diluted EPS is 959,840 options for 2008, 959,010 options for 2007 and 1,016,000 for 2006.